Cboe

February 14, 2025

Via Federal Express

Mrs. Jeanette Jackson
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, N.E.
Mail Stop 6628
Washington, DC 20549-0001

Re: ***Form 1 Amendment***

Dear Mrs. Jackson:

Enclosed please find an amendment to Exhibits F and M of the Form 1 applications pursuant to Rule 6a-2(a) of the Securities Exchange Act of 1934 for Cboe BZX Exchange, Inc.

For Exhibit F, the Exchange is filing an amendment to provide the most recent, final versions of agreements circulated to Members and other Users of the Exchange. Membership Application and Options Member Application have been updated.

For Exhibit M, the Exchange is filing an amendment to provide an updated list of firms currently approved as members or other users of the Exchange. Sumo Capital, LLC received membership approval.

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibits F and M currently on file with the Commission. Please do not hesitate to contact me if you have any questions or require anything further.

Sincerely,

Corinne Klott

Corinne Klott
Assistant General Counsel
312-786-7793
Signature executed at 3:00pm on 02/14/25

Enclosures

***Based upon relief from the Commission staff and difficulties arising from COVID-19, we are making this filing without notarization. This document has been signed electronically**

Form 1 Page 1 Execution Page	**U.S. SECURITIES AND EXCHANGE COMMISSION** **WASHINGTON, D.C. 20549** **APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY) **02/14/25**	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: Cboe BZX Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):
433 W Van Buren Steet
Chicago, Illinois 60661

25000038

3. Provide the applicant's mailing address (if different):
_____

4. Provide the business telephone and facsimile number:
(913) 815-7000 (Telephone)
(913) 815-7119 (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
Corinne Klott (Name) Assistant General Counsel (Title) Cboe Exchange, Inc. (312) 786-7793 (Telephone Number)

6. Provide the name and address of counsel for the applicant:
Pat Sexton
433 W Van Buren Street
Chicago, IL 60661

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: __X__ Corporation _____ Sole Partnership _____ Partnership _____ Limited Liability Company _____ Other (specify): _____

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
(a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
(c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

EXECUTION:
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: 02/14/25 (MM/DD/YY) Cboe BZX Exchange, Inc. (Name of Applicant)

By: Corinne Klott [signature executed at 3:00pm on 02/14/25] (Signature) Corinne Klott, Assistant General Counsel (Printed Name and Title)

Subscribed and sworn before me this see header day of see header (Month), see header (Year) by see header (Notary Public)

My Commission expires see header County of see header State of see header

This page must always be completed in full with original, manual signature and notarization.

Affix notary stamp or seal where applicable.

Exhibit F

Exhibit Request:

A complete set of all forms pertaining to:

- Application for membership, participation or subscription to the entity;
- Application for approval as a person associated with a member, participant or subscriber of the entity;, and
- Any other similar materials.

Response:

Attached please find the following documents:

- Membership Application | Updates: removed requirement to submit unaudited financial statements as of the last month end; changed FOCUS Report requirement from 'all FOCUS Reports filed since the last annual audit' to 'most recent FOCUS Report'; added FINRA membership question; added MIAX Sapphire, LLC in the 'Other Self-Regulatory Memberships' section; updated 'Account Administrator' language to more accurately describe web portal functionality; added 'Resources and Contact Information' section.
- Options Member Application | Updates: added MEMX Options and MIAX Sapphire, LLC in the 'Other Self-Regulatory Memberships' section; updated exchange names in the 'Margin Requirements Selection' section to match text in the corresponding rule; added 'Resources and Contact Information' section.

The Exchange intends to use Form U-4, the Uniform Application for Securities Industry Registration or Transfer, for persons applying to be associated persons of a member.

Membership Application

In order to join Cboe BYX Exchange, Inc., Cboe BZX Exchange, Inc., Cboe EDGA Exchange, Inc., and Cboe EDGX Exchange, Inc. (each, an "Exchange"), an applicant Broker-Dealer ("Applicant") must complete and submit all materials listed on the Application Checklist below via email to MembershipServices@cboe.com.

Applicants are required to update any information submitted in this application when and if it becomes inaccurate or incomplete after submission.

APPLICATION CHECKLIST
☐ Membership Application, including Statutory Disqualification Notice
☐ Clearing Letter of Guarantee – per Exchange; applicable to non-clearing Applicants only
☐ User Agreement – per Exchange
☐ Securities Routing Agreement – per Exchange
☐ Most recent Form BD filing, if not available on WebCRD®
☐ A Form U-4 for each officer, director and equity holder who owns 5% or more of Applicant's outstanding equity interests, if not available on WebCRD®
☐ Most recent audited annual financial statements, including Independent Auditors' Report on Internal Control or Exemption Report
☐ Most recent FOCUS Report
☐ Organizational Documents: Articles of Incorporation and Bylaws; Partnership Agreement; Limited Liability Company Agreement or Operating Agreement; or similar documentation
☐ IRS Form W-9 or W-8
☐ A list of all Authorized Traders, including name and CRD #, the Applicant will be registering with the Exchange
☐ A list identifying all joint accounts pursuant to Exchange Rule 12.7, if applicable

Note: All application materials sent to the Exchange will be reviewed for completeness. All applications are deemed confidential and are handled in a secure environment. Applications may, however, be shared with other self-regulatory organizations (*e.g.*, FINRA), as necessary, to evaluate and process the application.

The Exchange may request applicants to submit documentation in addition to what is listed in the Application Checklist during the application review process, pursuant to Exchange Rule 2.6. If you have questions on completing the application, you may direct them to Membership Services at MembershipServices@cboe.com or 913.815.7002. In addition, please refer to the Exchange's website at www.cboe.com for additional information regarding the membership process.

Membership Application

GENERAL INFORMATION		
Date:	CRD #:	SEC #: 8-
Name of Applicant:		
Address of Principal Office:		
City:	State:	Zip:
BILLING ADDRESS		
Address of Billing Office:		
City:	State:	Zip:

BUSINESS CONTACT	BILLING CONTACT
Name:	Name:
Title:	Title:
CRD #:	CRD #:
Email:	Email:
Phone:	Phone:
COMPLIANCE CONTACT	REGULATORY CONTACT
Name:	Name:
Title:	Title:
CRD #:	CRD #:
Email:	Email:
Phone:	Phone:
TRADING CONTACT	TECHNICAL CONTACT
Name:	Name:
Title:	Title:
CRD #:	CRD #:
Email:	Email:
Phone:	Phone:

TYPE OF ORGANIZATION

☐ Corporation ☐ Limited Liability Company ☐ Partnership ☐ Sole Proprietorship

State of Organization:____________________________ Federal Employer ID Number:________________________

TYPE OF BUSINESS ACTIVITIES CONDUCTED BY APPLICANT (check all that apply)

☐ Proprietary Trading ☐ Public Customer Business ☐ Market Maker* ☐ Clearing Services

☐ Other: ____

*If applying as a Market Maker on the Exchange, a Market Maker Registration Application is also required.

OTHER SELF-REGULATORY ORGANIZATION MEMBERSHIPS

The undersigned affirms on behalf of Applicant that (please check one of the boxes below):

☐ The Applicant is a member of Financial Industry Regulatory Authority, Inc. ("FINRA").
☐ The Applicant is not a member of FINRA and is exempt from such requirement pursuant to Rule 15b9-1 under the Securities Exchange Act of 1934 in that it:

(a) is (or will be) a member of a national securities exchange;
(b) carries no customer accounts; and
(c) effects transactions in securities solely on a national securities exchange of which it is a member, except as otherwise provided in Rule 15b9-1(c).[1]

☐ BOX Exchange LLC	☐ Long-Term Stock Exchange, Inc.	☐ Nasdaq ISE, LLC
☐ Cboe Exchange, Inc.	☐ MEMX LLC	☐ Nasdaq MRX, LLC
☐ Cboe BYX Exchange, Inc.	☐ Miami International Securities Exchange, LLC	☐ Nasdaq Phlx LLC
☐ Cboe BZX Exchange, Inc.	☐ MIAX Emerald, LLC	☐ New York Stock Exchange LLC
☐ Cboe C2 Exchange, Inc.	☐ MIAX PEARL, LLC	☐ NYSE American LLC
☐ Cboe EDGA Exchange, Inc.	☐ MIAX Sapphire, LLC	☐ NYSE Arca, LLC
☐ Cboe EDGX Exchange, Inc.	☐ The Nasdaq Stock Market LLC	☐ NYSE Chicago, Inc.
☐ Financial Industry Regulatory Authority, Inc.	☐ Nasdaq BX, Inc.	☐ NYSE National, Inc.
☐ Investors Exchange LLC	☐ Nasdaq GEMX, LLC	

Name of Applicant's Designated Examining Authority (DEA): ____

ADDITIONAL INFORMATION

State approximate dates of last inspection of Applicant's books and records by the SEC, FINRA or any other Regulator:

SEC: ____________________ FINRA: ____________________ Other: ____________________

Name Other Regulator, if applicable: ____

If any material deficiencies were revealed, please explain. Attach an additional sheet if more space is needed.

Discuss any recent events or changes that **<u>are not</u>** reflected in the Applicant's Form BD and U-4(s) (and amendments thereto) that are submitted with this Application. Attach an additional sheet if more space is needed.

During the past three years has Applicant been subject to the notification and reporting requirements under SEC Rule 17-a-11 because of a net capital or record keeping problem?

☐ Yes ☐ No

If yes, please explain. Attach an additional sheet if more space is needed.

[1] The exceptions in Rule 15b9-1(c) provide that:
"(1) A broker or dealer may effect transactions in securities otherwise than on a national securities exchange of which the broker or dealer is a member that result solely from orders that are routed by a national securities exchange of which the broker or dealer is a member to comply with § 242.611 of this chapter or the Options Order Protection and Locked/Crossed Market Plan; or
(2) A broker or dealer may effect transactions in securities otherwise than on a national securities exchange of which the broker or dealer is a member, with or through another registered broker or dealer, that are solely for the purpose of executing the stock leg of a stock-option order. A broker or dealer seeking to rely on this exception shall establish, maintain and enforce written policies and procedures reasonably designed to ensure and demonstrate that such transactions are solely for the purpose of executing the stock leg of a stock-option order. Such broker or dealer shall preserve a copy of its policies and procedures in a manner consistent with § 240.17a-4 until three years after the date the policies and procedures are replaced with updated policies and procedures."

AML COMPLIANCE OFFICER		
Pursuant to Exchange Rule 5.6, each Member is required to designate, and identify to the Exchange, a person or persons responsible for implementing and monitoring the day-to-day operations and internal controls of the Member's anti-money laundering program. A Member must provide prompt notice to the Exchange regarding any change in this designation. If Applicant is a Member of FINRA required to comply with FINRA Rule 3310 (formerly NASD Rule 3011), notification of changes to this designation need not be filed with the Exchange if the Member complies with such FINRA Rule.		
Name:		Title:
Business Address:		
Phone:	Fax:	Email:

PRINCIPAL REGISTRATION
The Exchange requires each Member other than a sole proprietorship or a proprietary trading firm with 25 or fewer Authorized Traders ("Limited Size Proprietary Firm") to register at least two (2) Series 24 qualified Principals. A Limited Size Proprietary Firm is required to register at least one (1) Series 24 qualified Principal. A 'Principal" is any individual responsible for supervising the activities of a Member's Authorized Traders and each person designated as a Chief Compliance Officer on Schedule A of Form BD. In addition, the Exchange requires each Member to register a Series 27 qualified FINOP with the Exchange. See Exchange Rule 2.5, Interpretation and Policy .01 for additional information regarding principal registration. Please indicate below the individuals that the Member intends to register with the Exchange, to comply with these requirements.

DESIGNATED SERIES 24 LICENSED PRINCIPAL		
Name:	Title:	CRD #:
Address (if different than principal office):		
Phone:	Email:	

DESIGNATED SERIES 24 LICENSED PRINCIPAL		
Name:	Title:	CRD #:
Address (if different than principal office):		
Phone:	Email:	

DESIGNATED SERIES 27 LICENSED PRINCIPAL		
Name:	Title:	CRD #:
Address (if different than principal office):		
Phone:	Email:	

SUPERVISOR OF AUTHORIZED TRADERS		
Name:	Title:	CRD #:
Address (if different than principal office):		
Phone:	Email:	

ACCOUNT ADMINISTRATORS		
A Member must designate an Account Administrator who will be authorized to grant permission and user access within the Cboe Customer Web Portal. More than one Account Administrator may be designated and there is not a maximum number of Account Administrators allowed per Member. Account Administrators will be able to grant access to tools within the Cboe Customer Web Portal including, but not limited to: historical market data subscriptions; logical port request, modify or delete forms; physical connection request or delete forms; and invoices and billing files.		
Name:	Title:	CRD #:
Phone:	Email:	

Name:	Title:	CRD #:
Phone:	Email:	

[Remainder of page intentionally left blank.]

The undersigned represents that the information and statements contained herein, including exhibits attached hereto, are current, true and complete.

By executing this Application, the undersigned agrees as follows:

(1) To abide by, comply with, and adhere to the provisions of the Exchange's Certificate of Incorporation, its By-Laws, the Exchange Rules, the policies, interpretations and guidelines of the Exchange and all orders and decisions of the Exchange's Board of Directors and penalties imposed by the Board of Directors, and any duly authorized committee (such agreement is not to be construed as a waiver by the undersigned of any right to appeal provided in the Securities Exchange Act of 1934, as amended);

(2) To pay such dues, fees, assessments, and other charges in the manner and amount as shall from time to time be fixed by the Exchange.

(3) The Exchange and its officers, employees and members of its Board of Directors and of any Exchange committee shall not be liable, except for willful malfeasance, to the Applicant or to any other person, for any action taken by such director, officer, or member in his official capacity, or by any employee of the Exchange while acting within the scope of his employment, in connection with the administration or enforcement of any of the provisions of the Certificate of Incorporation, By-Laws, Exchange Rules, policies, interpretations or guidelines of the Exchange or any penalty imposed by the Exchange, its Board of Directors or any duly authorized committee;

(4) In cases where the Applicant fails to prevail in a lawsuit or administrative adjudicative proceeding instituted by the Applicant against the Exchange of any of its officers, directors, committee members, employees or agents, to pay the Exchange or any of its officers, directors, committee members, employees or agents, all reasonable expenses, including attorneys' fees, incurred by the Exchange in the defense of such proceeding, but only in the event that such expenses exceed Fifty Thousand Dollars ($50,000.00), provided that such payment obligation shall not apply to internal disciplinary actions by the Exchange or administrative appeals;

(5) To maintain and make available to the Exchange, its authorized employees and its Board of Directors or committee members such books and records as may be required to be maintained by the Securities and Exchange Commission or Exchange Rules; and

(6) To provide such other reasonable information with respect to the Applicant as the Exchange may require.

Applicant Broker-Dealer acknowledges its obligation to update any and all information contained in any part of this application, including termination of membership with another SRO, which may cause a change in the Applicant Broker-Dealer's DEA. It is understood that in that event, additional information may be required by the Exchange.

______________________________	______________________________
Signature of Authorized Officer, Partner, Managing Member or Sole Proprietor	Date
______________________________	______________________________
Printed Name	Title

Statutory Disqualification Notice

Pursuant to the Securities Exchange Act of 1934, as amended (the "Act"), the Exchange may deny (or may condition) membership or may bar a natural person from becoming associated (or may condition an association) with a Member for the same reasons that the Securities and Exchange Commission may deny or revoke a broker-dealer registration under the Act. The Act provides for Statutory Disqualification if a person has:

- Been expelled, barred or suspended from membership in or being associated with a member of a self regulatory organization;
- Had broker, dealer or similar privileges denied or suspended or caused such denial or suspension of another;
- Violated any provision of the Act; or
- Been convicted of a theft or securities related misdemeanor or any felony within ten (10) years of the date of applying for membership status or becoming an Associated Person.

☐ Check here if you **DO NOT** have person(s) associated with the Applicant Broker-Dealer who is or may be subject to Statutory Disqualification.

☐ Check here if you **DO** have person(s) associated with the Applicant Broker-Dealer who is or may be subject to Statutory Disqualification.*

Please identify any such person(s) associated with the Applicant Broker-Dealer who is or may be subject to Statutory Disqualification. Additionally, identify any such person(s) who are associated with the Applicant Broker-Dealer and who have been approved for association or continued association by another SRO due to a Statutory Disqualification.

* Attach a sheet identifying any such person(s), including the following information:

1. Name and social security number of the person(s).
2. Copies of documents relating to the Statutory Disqualification.
3. Description of each such person's duties (for non-registered individuals, this should include a statement indicating if the position allows access to books, records, funds or securities).
4. Explanation of action taken or approval given by any other SRO regarding each person.

On behalf of Applicant Broker-Dealer, I hereby attest and affirm that I have read and understand the above and the attached information, and that the answers and the information provided (including copies of any documents) are true and complete to the best of my knowledge. I acknowledge that the Exchange shall rely on the information provided pursuant to this Notice in order to approve or deny Applicant Broker-Dealer's application for membership. I understand that Applicant Broker-Dealer will be subject to a disciplinary action if false or misleading answers are given pursuant to this Notice. I also acknowledge the obligation of Applicant Broker-Dealer to submit to the Exchange any amendment to any document submitted as part of its application, including but not limited to this Notice, within ten (10) business days of such amendment or change.

______________________________ ______________________________

Signature of Authorized Officer, Partner, Managing Member or Sole Proprietor | Date

______________________________ ______________________________

Printed Name | Title

Resources and Contact Information

U.S. Equities Fee Schedules:
BYX available here | BZX available here | EDGA available here | EDGX available here

U.S. Equities Rule Books:
BYX available here | BZX available here | EDGA available here | EDGX available here

U.S. Equities Technical Specifications: available here

U.S. Equities Support Documentation: available here - *Market Maker Registration Application, Retail Member Organization Application, Service Bureau Agreement, etc.*

All Cboe Exchange applicants should be aware of the Consolidated Audit Trail (CAT) requirements as Cboe Members under SEC Rule 613 and the Cboe Exchanges' CAT Compliance Rules (i.e., BZX/BYX/EDGA/EDGX Rules 4.5 through 4.17). For additional information, please visit the CAT NMS Plan website (www.catnmsplan.com), including the CAT Registration & Onboarding | CATNMSPLAN page. As a general matter, questions about CAT registration, onboarding and reporting requirements may be referred to the FINRA CAT Helpdesk. Questions about Cboe-specific linkage or technical considerations and/or Cboe-rules and interpretive matters may be referred to the Cboe Trade Desk or Cboe Reg Interps, respectively. FINRA CAT and Cboe contact information is available here: Plan Participant Contact List | CATNMSPLAN.

Membership Services
913.815.7002
MembershipServices@cboe.com

Trade Desk
913.815.7001
TradeDesk@cboe.com

Network
913.815.7005
NOC@cboe.com

Market Data Services
212.378.8821
MarketData@cboe.com

Regulatory Interpretations
312.786.7229
RegInterps@cboe.com

Options Member Application

Any currently approved Member of Cboe BZX Exchange, Inc. or Cboe EDGX Exchange, Inc. (each, an "Exchange") is eligible to transact business on the Exchange's Options Market provided that the Exchange specifically authorizes the Member as an "Options Member." To become an Options Member, a current Exchange Member is required to complete this Options Member Application. An Applicant who is not currently an Exchange Member is required to complete the general Membership Application and Agreements and this Options Member Application to transact business on the Exchange's Options Market.

To apply, please complete and submit all materials listed on the Application Checklist below via email to MembershipServices@cboe.com.

Applicants are required to update any information submitted in this application when and if it becomes inaccurate or incomplete after submission.

APPLICATION CHECKLIST
☐ Membership Application
☐ Options Member Letter of Guarantee – per Exchange; applicable to non-clearing Applicants **OR** ☐ Options Self Clearing Member Letter of Guarantee – per Exchange; applicable to clearing Applicants
☐ Options Member Agreement – per Exchange
☐ A list of all Authorized Traders, including name and CRD #, the Applicant will be registering with the Exchange

Note: All application materials sent to the Exchange will be reviewed for completeness. All applications are deemed confidential and are handled in a secure environment. Applications may, however, be shared with other self-regulatory organizations (*e.g.*, FINRA), as necessary, to evaluate and process the application.

The Exchange may request applicants to submit documentation in addition to what is listed in the Application Checklist during the application review process, pursuant to Exchange Rule 17.1. If you have questions on completing the application, you may direct them to Membership Services at MembershipServices@cboe.com or 913.815.7002. In addition, please refer to the Exchange's website at www.cboe.com for additional information regarding the membership process.

Options Member Application

GENERAL INFORMATION		
Date:	CRD #:	
Name of Applicant:		
Address of Principal Office:		
City:	State:	Zip:
BILLING ADDRESS		
Address of Billing Office:		
City:	State:	Zip:

BUSINESS CONTACT	BILLING CONTACT
Name:	Name:
Title:	Title:
CRD #:	CRD #:
Email:	Email:
Phone:	Phone:

OTHER SELF-REGULATORY ORGANIZATION MEMBERSHIPS

- ☐ BOX Options Market LLC
- ☐ Cboe Exchange, Inc.
- ☐ Cboe BZX Options Market
- ☐ Cboe C2 Exchange, Inc.
- ☐ Cboe EDGX Options Market
- ☐ Financial Industry Regulatory Authority, Inc.
- ☐ MEMX Options
- ☐ Miami International Securities Exchange, LLC
- ☐ MIAX Emerald, LLC
- ☐ MIAX PEARL, LLC
- ☐ MIAX Sapphire, LLC
- ☐ The Nasdaq Options Market
- ☐ Nasdaq BX Options Market
- ☐ Nasdaq GEMX, LLC
- ☐ Nasdaq ISE, LLC
- ☐ Nasdaq MRX, LLC
- ☐ Nasdaq Phlx LLC
- ☐ NYSE American Options
- ☐ NYSE Arca Options

Name of Applicant's Designated Examining Authority (DEA): ____

EXAMINATIONS

State the date of the Applicant's last examination during which supervisory procedures were reviewed and by which SRO.

Date: ____________________ SRO: ____

OPTIONS ALLOCATION METHOD

Indicate the allocation method for exercise notices assigned in respect of a short position in Applicant's customers' accounts (Exchange Rule 23.2).

☐ First in, first out ☐ Automated random selection ☐ Other: _____________________________ ☐ Not applicable

MARGIN REQUIREMENTS SELECTION

Indicate the applicable initial and maintenance margin requirements (Exchange Rule 28.3).

☐ Cboe Exchange, Inc. (Cboe Options) OR ☐ New York Stock Exchange (NYSE)

PRINCIPAL REGISTRATION

The Exchange requires each Options Member to be under the supervision and control of a Responsible Person who is registered with the Exchange as an Options Principal. Each Options Principal shall pass the appropriate Registered Options Principal Qualification Examination ("Series 4"), or an equivalent examination acceptable to the Exchange. See Exchange Rule 17.1(b) and 17.2(g) for additional information regarding principal registration. Please indicate below the individual that the Applicant intends to register with the Exchange to comply with these requirements.

Name:	Title:	CRD #:
Business Address:		
Phone:	Email:	

[Remainder of page intentionally left blank.]

Resources and Contact Information

U.S. Options Fee Schedules:
BZX available here | EDGX available here

U.S. Options Rule Books:
BZX available here | EDGX available here

U.S. Options Technical Specifications: available here

U.S. Options Support Documentation: available here - *Market Maker Registration Application, Notification of Identified Designated Give-Ups, Service Bureau Agreement, etc.*

All Cboe Exchange applicants should be aware of the Consolidated Audit Trail (CAT) requirements as Cboe Members under SEC Rule 613 and the Cboe Exchanges' CAT Compliance Rules (i.e., BZX/BYX/EDGA/EDGX Rules 4.5 through 4.17). For additional information, please visit the CAT NMS Plan website (www.catnmsplan.com), including the CAT Registration & Onboarding | CATNMSPLAN page. As a general matter, questions about CAT registration, onboarding and reporting requirements may be referred to the FINRA CAT Helpdesk. Questions about Cboe-specific linkage or technical considerations and/or Cboe-rules and interpretive matters may be referred to the Cboe Trade Desk or Cboe Reg Interps, respectively. FINRA CAT and Cboe contact information is available here: Plan Participant Contact List | CATNMSPLAN.

Membership Services
913.815.7002
MembershipServices@cboe.com

Trade Desk
913.815.7001
TradeDesk@cboe.com

Network
913.815.7005
NOC@cboe.com

Market Data Services
212.378.8821
MarketData@cboe.com

Regulatory Interpretations
312.786.7229
RegInterps@cboe.com

Exhibit M

Exhibit Request:

Provide an alphabetical list of all members, participants, subscribers or other users, including the following information:

1. Name,

2. Date of election to membership or acceptance as a participant, subscriber or other user,

3. Principal business address and telephone number,

4. If member, participant, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g., partner, officer, director, employee, etc.),

5. Describe the type of activities primarily engaged in by the member, participant, subscriber, or other user (e.g., floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be “primarily engaged” in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g., proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of members, participants, subscribers, or other users in each, and

6. The class of membership, participation or subscription or other access.

Response:

Attached please find a list of the current Members and Sponsored Participants accepted as Users of the Exchange.

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	CBOE Effective Date	C2 Effective Date	Type of User	Address	Phone Number	Primary Activities
78 North Investments ApS	8/24/2020	8/24/2020	8/24/2020	8/24/2020	NA	NA	Sponsored Participant	Vimmelskaftet 43 3rd Floor Copenhagen Denmark 1161	45 88707858	Proprietary Trading
ABN AMRO Clearing USA LLC	10/15/2008	10/1/2010	5/25/2010	5/27/2010	5/13/1985	9/24/2010	Member TPH	175 W Jackson Boulevard Suite 400 Chicago, IL 60604	312-604-8000	Clearing, Transact Business with the Public, Brokerage
ACS Execution Services, LLC	1/15/2016	1/15/2016	1/15/2016	1/15/2016	NA	NA	Member TPH	12 Broad Street 2nd Floor Red Bank, NJ 07701	732-204-8999	Proprietary Trading
Akuna Securities LLC	9/15/2015	9/13/2024	9/13/2024	8/14/2017	2/2/2012	2/12/2015	Member TPH	333 S Wabash Avenue Suite 2600 Chicago, IL 60604	312-994-4640	Market Maker, Proprietary Trading
All Options USA LLC	NA	NA	NA	8/8/2023	8/8/2023	N/A	Member TPH	114 W. 7th. St Suite 1200 Austin, TX 78701	512-518-4036 x109	Market Maker, Proprietary Trading
Alpha Trading, LP	10/24/2017	10/24/2017	10/24/2017	10/24/2017	NA	NA	Member TPH	640 W California Avenue Sunnyvale, CA 94086	408-990-1940	Market Maker, Proprietary Trading
Alpha Trading, LP	2/22/2019	2/22/2019	2/22/2019	2/22/2019	NA	NA	Sponsored Participant	640 W California Avenue Sunnyvale, CA 94086	408-990-1940	Market Maker, Proprietary Trading
Alpine Securities Corporation	11/3/2008	11/15/2010	NA	NA	NA	NA	Member TPH	39 Exchange Place Salt Lake City, UT 84111	801-355-5588	Agency
Apex Clearing Corporation	6/5/2012	6/5/2012	6/5/2012	6/5/2012	6/6/2012	6/6/2012	Member TPH	One Dallas Center 350 N St. Paul, Suite 1300 Dallas, TX 75201	214-765-1055	Clearing, Transact Business with the Public
Archipelago Securities LLC	8/18/2008	9/1/2010	5/25/2010	5/27/2010	NA	NA	Member TPH	353 N Clark Street Suite 3200 Chicago, IL 60654	312-836-6700	Limited Routing Facility of ICE affiliated Exchanges
Axos Financial LLC	10/15/2009	NA	NA	NA	NA	NA	Member TPH	1200 Landmark Center 1299 Farnam Street Suite 800 Omaha, NE 68102	402-384-6100	Clearing Services
Barclays Capital Inc.	8/18/2008	10/1/2010	5/14/2010	5/14/2010	9/22/2008	10/6/2010	Member TPH	745 7th Avenue New York, NY 10019	212-526-7000	Clearing, Market Maker, Transact Business with the Public, Brokerage, Proprietary Trading
BEC Capital, LLC	11/1/2022	11/1/2022	11/1/2022	11/1/2022	NA	NA	Sponsored Participant	1811 Silverdale Road Wilmington, DE 19808	917-662-5577	
BEC Capital, LLC	8/15/2024	8/15/2024	8/15/2024	8/15/2024	NA	NA	Sponsored Participant	1811 Silverdale Road Wilmington, DE 19808	917-662-5577	
Belvedere Trading LLC	11/1/2011	NA	11/29/2011	10/16/2018	1/3/2005	4/4/2011	Member TPH	10 S Riverside Plaza Suite 2100 Chicago, IL 60606	312-893-3750	Market Maker, Proprietary Trading
Bernstein Institutional Services LLC	3/1/2024	3/1/2024	3/1/2024	3/1/2024	NA	NA	Member TPH	1345 Avenue of the Americas New York, NY 10105	212-823-2896	Public Customer Business
BGC Financial, LP	8/17/2009	NA	NA	NA	NA	NA	Member TPH	One Seaport Plaza 19th Floor New York, NY 10038	646-346-7000	Agency
Black Edge Securities LLC	NA	NA	NA	NA	10/16/2020	NA	Member TPH	811 W. Fulton Market Ste. 400 Chicago, IL 60607	608-213-4825	Market Maker
BLKBRD Asset Management, LP	9/5/2024	9/5/2024	9/5/2024	9/5/2024	NA	NA	Sponsored Participant	53 Forest Avenue Suite 215 Old Greenwich, CT 06870	203-547-3740	
BLKBRD Asset Management, LP	9/5/2024	9/5/2024	9/5/2024	9/5/2024	NA	NA	Sponsored Participant	53 Forest Avenue Suite 215 Old Greenwich, CT 06870	203-547-3740	
Bluefin Capital Management, LLC	8/3/2009	6/1/2015	NA	NA	NA	NA	Member TPH	3 Park Avenue 37th Floor New York, NY 10016	212-457-9150	Market Maker, Proprietary Trading
BMO Capital Markets Corp.	8/18/2008	11/15/2010	7/15/2014	7/15/2014	10/8/2013	11/15/2013	Member TPH	3 Times Square New York, NY 10036	212-885-4000	Clearing, Proprietary Trading, Transact Business with the Public, Brokerage
BNP Paribas Securities Corp.	8/18/2008	9/15/2010	5/25/2010	5/27/2010	1/5/2005	10/15/2010	Member TPH	787 7th Avenue New York, NY 10019	212-841-2000	Clearing, Order Flow Provider, Proprietary Trading, Transact Business with the Public
Boerboel Capital LLC	1/30/2019	1/30/2019	1/30/2019	1/30/2019	NA	NA	Sponsored Participant	300 N LaSalle Street Suite 2060 Chicago, IL 60654	708-967-6843	Market Maker
Boerboel Trading LP	10/15/2018	10/15/2018	10/15/2018	10/15/2018	NA	NA	Sponsored Participant	Maples Corporate Services PO Box 309, Ugland House Cayman Islands KYI-1104	44-203-621-0363	Proprietary Trading
Boerboel Trading LP	5/25/2021	5/25/2021	5/25/2021	5/25/2021	NA	NA	Sponsored Participant	Maples Corporate Services PO Box 309, Ugland House Cayman Islands KYI-1104	44-203-621-0363	Proprietary Trading
BofA Securities, Inc.	9/19/2018	9/19/2018	9/19/2018	9/19/2018	5/13/2019	5/13/2019	Member TPH	One Bryant Park New York, NY 10036	201-671-5685	Clearing Services, Firm Proprietary Trading, Public Customer Business
BOLT-X LLC	8/18/2008	10/1/2010	5/25/2010	NA	NA	NA	Member TPH	350 N Orleans Street Suite 2N Chicago, IL 60654	312-244-5400	Order Flow Provider, Transact Business with the Public, Brokerage
BTIG, LLC	8/18/2008	11/15/2010	5/25/2010	5/27/2010	2/10/2022	NA	Member TPH	600 Montgomery Street 6th Floor San Francisco, CA 94111	415-248-2200	Market Maker
BTIG, LLC	11/28/2023	11/28/2023	11/28/2023	11/28/2023	NA	NA	Sponsored Participant	600 Montgomery Street 6th Floor San Francisco, CA 94111	415-248-2200	Proprietary Trading
C&C Trading LLC	8/18/2008	10/11/2010	5/25/2010	5/27/2010	NA	NA	Member TPH	71 Arch Street 1st Floor Greenwich, CT 06830	212-706-1227	Proprietary Trading
Canaccord Genuity LLC	10/1/2013	10/1/2013	6/10/2010	6/10/2010	NA	NA	Member TPH	535 Madison Avenue New York, NY 10022	212-389-8000	Market Maker
Canadian Imperial Holdings, Inc.	10/15/2008	11/15/2010	NA	NA	NA	NA	Sponsored Participant	300 Madison Avenue 5th Floor New York, NY 10017	212-856-3877	Proprietary Trading
Cantor Fitzgerald & Co.	NA	2/13/2015	5/25/2010	5/27/2010	NA	NA	Member TPH	110 E 59th Street 4th Floor New York, NY 10022	212-938-5000	Agency, Institutional Trading
Capital Institutional Services, Inc.	8/18/2008	NA	5/25/2010	5/27/2010	NA	NA	Member TPH	1700 Pacific Avenue Suite 1100 Dallas, TX 75201	214-720-0055	Agency
Casey Securities LLC	NA	NA	NA	11/11/2021	6/24/2024	NA	Member TPH	One Montgomery Street 2nd Floor San Francisco, CA 94104	415-954-5590	Electronic Execution, Transact Business with the Public
Cboe Trading, Inc.	10/23/2008	9/1/2010	5/14/2010	5/14/2010	7/26/2019	4/18/2018	Member TPH	8050 Marshall Drive Suite 120 Lenexa, KS 66214	913-815-7000	Limited Routing Facility of Cboe affiliated Exchanges
CF Global Trading, LLC	10/23/2008	1/3/2011	NA	NA	NA	NA	Member TPH	60 E 42nd Street Suite 1455 New York, NY 10165	212-888-4711	Market Maker
Charles Schwab & Co., Inc.	NA	NA	NA	4/3/2017	NA	NA	Member TPH	211 Main Street San Francisco, CA 94105	415-636-7000	Clearing, Transact Business with the Public
Chimera Securities, LLC	11/1/2022	NA	NA	11/1/2022	NA	NA	Sponsored Participant	27 Union Square West 4th Floor New York, NY 10003	646-597-6146	Proprietary Trading

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	CBOE Effective Date	C2 Effective Date	Type of User	Address	Phone Number	Primary Activities
CIBC World Markets Corp.	8/18/2008	11/15/2010	NA	NA	2/14/1973	NA	Member TPH	425 Lexington Avenue New York, NY 10017	212-856-4000	Clearing, Transact Business with the Public
Citadel Securities LLC	10/23/2008	10/1/2010	5/14/2010	5/14/2010	4/17/2002	10/7/2010	Member TPH	131 S Dearborn Street 32nd Floor Chicago, IL 60603	312-395-2100	Market Maker, Order Flow Provider, Brokerage
Citigroup Global Markets Inc.	9/24/2008	12/15/2010	5/25/2010	5/27/2010	5/2/2011	6/3/2019	Member TPH	390-388 Greenwich Street New York, NY 10013	212-816-6000	Clearing, Proprietary Trading, Transact Business with the Public
Clarksons Securities, Inc.	NA	NA	1/15/2015	NA	NA	NA	Member TPH	280 Park Avenue 21st Floor New York, NY 10017	212-317-7080	Public Customer Business
Clear Street LLC	3/21/2023	3/21/2023	3/21/2023	3/21/2023	NA	NA	Sponsored Participant	4 World Trade Center 150 Greenwich St., 45th Floor New York, NY 10007	646-845-0036	Public Customer Business, Clearing, Proprietary Trading
Clear Street LLC	8/14/2024	8/14/2024	8/14/2024	8/14/2024	NA	NA	Sponsored Participant	4 World Trade Center 150 Greenwich St., 45th Floor New York, NY 10007	646-845-0036	Public Customer Business, Clearing, Proprietary Trading
Clear Street, LLC	3/18/2019	8/14/2019	8/14/2019	8/14/2019	12/10/2024	12/12/2024	Member TPH	4 World Trade Center 150 Greenwich St., 45th Floor New York, NY 10007	646-845-0036	Public Customer Business, Clearing, Proprietary Trading
Clearpool Execution Services, LLC	5/15/2014	5/15/2014	6/16/2014	6/16/2014	NA	NA	Member TPH	17 State Street 38h Floor New York, NY 10004	212-531-8500	Public Customer Business
CMT Fund XXV Limited	7/2/2012	7/2/2012	NA	NA	NA	NA	Sponsored Participant	500 W Monroe Street Suite 2630 Chicago, IL 60661	312-320-7897	Agency
CODA Markets, Inc.	10/15/2008	10/4/2010	5/26/2010	5/27/2010	NA	NA	Member TPH	2624 Patriot Boulevard Glenview, IL 60026	224-521-2700	ATS
Comhar Capital Markets, LLC	2/27/2017	12/13/2019	12/13/2019	3/6/2023	NA	NA	Member TPH	311 S Wacker Drive Suite 2280A Chicago, IL 60606	872-205-0190	Proprietary Trading
Consolidated Trading, LLC	NA	NA	NA	NA	1/2/2002	NA	Member TPH	71 S Wacker Drive Suite 2300 Chicago, IL 60606	312-360-7300	Market Maker
CTC, LLC	3/15/2018	NA	NA	3/19/2024	3/25/1998	3/3/2011	Member TPH	440 S LaSalle Street 4th Floor Chicago, IL 60605	312-863-8000	Market Maker
Curvature Securities LLC	8/9/2024	8/9/2024	8/9/2024	8/9/2024	NA	NA	Member TPH	39 Main Street Chatham, NJ 07928	908-532-3600	Clearing Services, Trading on behalf of Client Accounts
Dash Financial Technologies LLC	10/23/2008	7/2/2012	6/9/2010	6/9/2010	5/19/2000	9/30/2010	Member TPH	311 S Wacker Drive Suite 1000 Chicago, IL 60606	312-986-2006	Clearing, Floor Broker, Order Flow Provider, Transact Business with the Public, Brokerage
Direct Alpha LLC	10/31/2022	10/31/2022	10/31/2022	10/31/2022	NA	NA	Sponsored Participant	533 2nd Street Encinitas, CA 92024	858-947-8650	Proprietary Trading
DriveWealth Institutional LLC	3/30/2022	3/30/2022	3/30/2022	3/30/2022	NA	NA	Member TPH	15 Exchange Place Suite 1110 Jersey City, NJ 11694	201-207-1200	Principal Facilitation/Clearing Services
DRW Commodities LLC	8/6/2020	8/6/2020	8/6/2020	8/6/2020	NA	NA	Sponsored Participant	540 W Madison Street Suite 2500 Chicago, IL 60661	312-542-1000	Proprietary Trading
DRW Europe B.V.	12/14/2020	12/14/2020	12/14/2020	12/14/2020	NA	NA	Sponsored Participant	540 W Madison Street Suite 2500 Chicago, IL 60661	44-207-031-1369	Proprietary Trading
DRW Execution Services, LLC	11/19/2019	11/19/2019	11/19/2019	11/19/2019	NA	NA	Member TPH	540 W Madison Street Suite 2500 Chicago, IL 60661	312-542-1090	Proprietary Trading
DRW Global Markets Ltd.	2/22/2019	2/22/2019	4/8/2019	4/8/2019	NA	NA	Sponsored Participant	540 W. Madison Suite 2500 Chicago, IL 60661	312-542-1193	Proprietary Trading
DRW Global Markets Ltd.	12/2/2019	12/2/2019	12/2/2019	12/2/2019	NA	NA	Sponsored Participant	540 W. Madison Suite 2500 Chicago, IL 60661	312-542-1193	Proprietary Trading
DRW Investments, LLC	2/18/2021	1/8/2025	1/8/2025	1/8/2025	NA	NA	Sponsored Participant	540 W Madison Street Suite 2500 Chicago, IL 60661	312-542-1223	Proprietary Trading
DRW Securities, LLC	9/1/2009	11/1/2010	5/25/2010	5/27/2010	11/23/1998	1/22/2016	Member TPH	540 W Madison Street Suite 2500 Chicago, IL 60661	312-542-1000	Market Maker, Proprietary Trading
DRW Singapore Ltd.	10/4/2021	NA	NA	10/4/2021	NA	NA	Sponsored Participant	8 Marina View Asia Square Tower 1 | #32-05 Singapore 018960	312-542-1005	Proprietary Trading
DRW Singapore Ltd.	11/19/2018	NA	NA	11/19/2018	NA	NA	Sponsored Participant	8 Marina View Asia Square Tower 1 | #32-05 Singapore 018960	312-542-1005	Proprietary Trading
DV Equities, LLC	NA	NA	NA	NA	8/30/2021	NA	Member TPH	216 W. Jackson Blvd. - 3rd Floor; Chicago, IL 60606	312-837-0649	Market Maker, Proprietary Trading
Dynamex Trading LLC	NA	NA	NA	NA	10/12/2023	NA	Member TPH	11 Broadway, Suite 360 New York, NY 10004	646-827-6074	Electronic Execution, Transact Business with the Public
Dynamic Technology Lab Pte. Ltd.	11/5/2018	11/5/2018	11/5/2018	11/5/2018	NA	NA	Sponsored Participant	07-00, 178 Clemenceau Avenue Singapore 239926	656-610-4693	Proprietary Trading
Elequin Securities LLC	12/28/2021	NA	NA	NA	12/27/2021	NA	Member TPH	1359 Broadway New York, NY 10018	646-475-6430	Proprietary Trading
Erudite Trading LLC	1/7/2025	NA	NA	11/22/2024	11/2/2023	7/19/2024	Member TPH	800 Brickell Avenue Suite 200-201 Miami, FL 33131	786-957-7710	Proprietary Trading, Market Maker
Evercore Group LLC	NA	NA	5/10/2017	NA	NA	NA	Member TPH	55 E 52nd Street New York, NY 10055	212-857-3100	Public Customer Business
Flow Traders U.S. Institutional Trading LLC	NA	NA	6/1/2016	NA	NA	NA	Member TPH	1114 Avenue of the Americas 4th Floor New York, NY 10036	917-210-5000	Riskless Principal
Flow Traders U.S. LLC	10/1/2009	8/1/2012	2/28/2014	2/28/2014	NA	NA	Member TPH	1114 Avenue of the Americas 4th Floor New York, NY 10036	917-210-5000	Proprietary Trading
Flow Traders U.S. LLC	NA	NA	NA	10/12/2022	NA	NA	Sponsored Participant	1114 Avenue of the Americas 4th Floor New York, NY 10036	917-210-5000	Proprietary Trading
FR Trading LLC	NA	NA	NA	NA	6/1/2023	NA	Member TPH	225 Liberty Street, 30th Floor New York, NY 10281	212-393-1420	Market Maker, Proprietary Trading
G1 Execution Services, LLC	8/18/2008	12/1/2010	4/17/2010	4/17/2010	NA	NA	Member TPH	175 W Jackson Boulevard Suite 1700 Chicago, IL 60604	312-362-0404	Market Maker
Gelber Securities, LLC	NA	NA	NA	NA	3/19/2021	NA	Member TPH	350 N. Orleans Suite 7N Chicago, IL 60654	312-408-6659	Market Maker, Proprietary Trading
Geneva Stock, LLC	NA	NA	NA	NA	4/6/2001	NA	Member TPH	440 S LaSalle Street Suite 1711 Chicago, IL 60605	312-362-4404	Market Maker
Glendale Securities LLC	7/9/2024	7/9/2024	7/9/2024	7/9/2024	NA	NA	Member TPH	15233 Ventura Blvd, Suite 712 Sherman Oaks, CA 91403	818-907-1505	Market Maker, Proprietary Trading, Public, Customer Business

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	CBOE Effective Date	C2 Effective Date	Type of User	Address	Phone Number	Primary Activities
Global Execution Brokers, LP	2/1/2010	10/5/2010	12/1/2015	10/15/2015	12/23/2003	9/24/2010	Member TPH	401 City Avenue Bala Cynwyd, PA 19004	610-617-2600	Floor Broker, Transact Business with the Public, Brokerage
Goldman Sachs & Co. LLC	10/23/2008	10/12/2010	5/14/2010	5/14/2010	2/21/1973	10/8/2010	Member TPH	200 West Street New York, NY 10282	212-902-1000	Clearing, Market Maker, Proprietary Trading, Transact Business with the Public, Brokerage
Gordon, Haskett Capital Corporation	NA	NA	NA	5/2/2016	NA	NA	Member TPH	441 Lexington Avenue 10th Floor New York, NY 10017	212-883-0600	Agency, Institutional Trading
Green Pier Fintech LLC	NA	NA	NA	8/25/2022	NA	NA	Member TPH	245 Summer Street Boston, MA 02210	617-392-2773	Public Customer Business
Group One Trading LLC	6/2/2015	NA	NA	9/29/2015	11/23/1994	9/11/2020	Member TPH	425 S Financial Place Suite 3400 Chicago, IL 60605	312-347-8864	Market Maker, Proprietary Trading
GTS Securities LLC	12/17/2013	5/1/2012	6/2/2014	6/2/2014	NA	NA	Member TPH	545 Madison Avenue 15th Floor New York, NY 10022	212-715-2830	Market Maker, Proprietary Trading
GTS Securities LLC	10/25/2022	10/25/2022	10/25/2022	10/25/2022	NA	NA	Sponsored Participant	545 Madison Avenue 15th Floor New York, NY 10022	212-715-2830	Market Maker, Proprietary Trading
HAP Trading LLC	NA	NA	NA	NA	3/16/2001	NA	Member TPH	395 Hudson Street Suite 701 New York, NY 10014	212-380-5100	Market Maker, Proprietary Trading
HAP Trading LLC	1/8/2020	1/8/2020	1/8/2020	1/8/2020	NA	NA	Sponsored Participant	395 Hudson Street Suite 701 New York, NY 10014	212-380-5100	Proprietary Trading
Headlands Technologies LLC	10/15/2018	10/15/2018	10/15/2018	10/15/2018	NA	NA	Sponsored Participant	155 N. Wacker Drive, Suite 1900 Chicago, IL 60606	312-601-8649	Proprietary Trading
Henning-Carey Proprietary Trading, LLC	8/15/2012	NA	NA	NA	NA	NA	Sponsored Participant	141 W Jackson Boulevard Suite 1801 Chicago, IL 60604	312-789-8764	Proprietary Trading
Highbridge Capital Management, LLC	10/23/2008	NA	NA	NA	NA	NA	Sponsored Participant	9 West 57th Street 27th Floor New York, NY 10019	212-287-4900	Proprietary Trading
HRT Financial LP	2/1/2010	10/1/2010	5/18/2010	5/18/2010	1/24/2011	1/24/2011	Member TPH	3 World Trade Center 175 Greenwich Street, 76th Floor New York, NY 10007	212-293-1444	Proprietary Trading
HSBC Securities (USA) Inc.	4/3/2017	4/3/2017	4/3/2017	4/3/2017	11/21/2005	NA	Member TPH	452 Fifth Avenue New York, NY 10018	224-880-7116	Clearing, Transact Business with the Public
IBKR Securities Services LLC	NA	NA	NA	NA	12/27/1996	12/15/2010	Member TPH	One Pickwick Plaza Suite 200 Greenwich, CT 06830	203-618-5800	Clearing, Market Maker
IEX Services LLC	10/1/2013	10/1/2013	9/24/2013	9/24/2013	NA	NA	Member TPH	4 World Trade Center 44th Floor New York, NY 10007	646-343-2000	Limited Routing Facility of IEX affiliated Exchanges
IMC Chicago, LLC d/b/a IMC Financial Markets	8/18/2008	10/1/2010	5/25/2010	5/27/2010	7/5/2000	9/24/2010	Member TPH	233 S Wacker Drive Suite 4300 Chicago, IL 60606	312-244-3300	Market Maker, Proprietary Trading
IMC Chicago, LLC d/b/a IMC Financial Markets	11/5/2018	11/5/2018	11/5/2018	11/5/2018	NA	NA	Sponsored Participant	233 S Wacker Drive Suite 4300 Chicago, IL 60606	312-244-3300	Market Maker, Proprietary Trading
IMC Chicago, LLC d/b/a IMC Financial Markets	8/25/2023	NA	NA	NA	NA	NA	Sponsored Participant	233 S Wacker Drive Suite 4300 Chicago, IL 60606	312-244-3300	Market Maker, Proprietary Trading
IMC Securities LLC	1/24/2019	NA	NA	NA	10/1/2007	NA	Member TPH	141 W Jackson Boulevard Suite 2200A Chicago, IL 60604	312-477-8400	Market Maker
Industrial and Commercial Bank of China Financial Services LLC	5/15/2014	5/15/2014	NA	NA	NA	NA	Member TPH	1633 Broadway 28th Floor New York, NY 10019	212-993-7300	Clearing Services
Instinet LLC	8/18/2008	9/1/2010	5/14/2010	5/14/2010	12/29/2009	10/6/2010	Member TPH	Worldwide Plaza 309 W 49th Street New York, NY 10019	212-310-9500	Clearing, Transact Business with the Public, Brokerage
Intelligent Cross LLC	8/13/2024	8/13/2024	8/13/2024	8/13/2024	NA	NA	Sponsored Participant	Soundview Plaza, Suite 700 R 1266 E. Main St. Stamford, CT 06905	212-621-9640	
Interactive Brokers Corp.	NA	NA	NA	NA	4/21/2009	10/6/2010	Member TPH	8 Greenwich Office Park Greenwich, CT 06831	203-618-5700	Floor Broker, Brokerage
Interactive Brokers LLC	8/18/2008	9/15/2010	5/25/2010	5/27/2010	NA	NA	Member TPH	One Pickwick Plaza 2nd Floor Greenwich, CT 06830	203-618-5710	Full Service
J.P. Morgan Securities LLC	8/18/2008	9/15/2010	5/14/2010	5/14/2010	10/29/1985	11/18/2010	Member TPH	383 Madison Avenue New York, NY 10179	212-272-2000	Clearing, Transact Business with the Public
Jane Street Capital, LLC	5/1/2009	11/15/2010	5/14/2010	5/14/2010	9/4/2012	1/2/2019	Member TPH	250 Vesey Street 5th Floor New York, NY 10281	646-759-6000	Market Maker, Proprietary Trading
Jane Street Execution Services LLC	1/24/2019	1/24/2019	1/24/2019	1/24/2019	NA	NA	Member TPH	250 Vesey Street 6th Floor New York, NY 10281	646-759-6381	Proprietary Trading
Jane Street Options, LLC	4/15/2016	12/13/2022	12/13/2022	11/9/2018	5/2/2005	1/2/2019	Member TPH	250 Vesey Street 5th Floor New York, NY 10281	646-759-6000	Market Maker
Jefferies Investment Advisers	7/1/2011	7/15/2011	NA	NA	NA	NA	Sponsored Participant	520 Madison Avenue New York, NY 10022	212-323-3993	Full Service
Jefferies LLC	1/23/2025	1/23/2025	1/23/2025	1/23/2025	NA	NA	Sponsored Participant	520 Madison Avenue New York, NY 10022	212-284-2300	Clearing, Proprietary Trading, Transact Business with the Public, Brokerage
Jefferies LLC	10/23/2008	10/19/2010	5/25/2010	5/27/2010	7/9/2012	7/18/2012	Member TPH	520 Madison Avenue New York, NY 10022	212-284-2300	Clearing, Proprietary Trading, Transact Business with the Public, Brokerage
Jump Execution, LLC	6/27/2022	6/27/2022	6/27/2022	6/27/2022	NA	NA	Member TPH	600 W Chicago Avenue Suite 600 Chicago, IL 60654	312-205-8327	Market Maker, Proprietary Trading, Agency Execution
Jump Trading, LLC	8/18/2008	10/1/2010	5/14/2010	5/14/2010	4/2/2012	NA	Member TPH	600 W Chicago Avenue Suite 825 Chicago, IL 60654	312-205-8900	Market Maker, Proprietary Trading
Keefe, Bruyette & Woods, Inc.	8/18/2008	12/1/2010	6/8/2010	6/8/2010	NA	NA	Member TPH	787 7th Avenue New York, NY 10019	212-887-7777	Agency
Lakeshore Securities, LP	NA	NA	NA	NA	1/24/1983	NA	Member TPH	401 S LaSalle Street Suite 1000 Chicago, IL 60605	312-663-1307	Clearing, Floor Broker, Market Maker, Transact Business with the Public
Lakewood Trading LLC	4/22/2024	NA	NA	NA	NA	NA	Sponsored Participant	30 S. Wacker Dr Suite 1706 Chicago, IL 60606	312-612-1041	Proprietary Trading
Lamberson Capital LLC	NA	NA	NA	NA	3/23/2016	NA	Member TPH	71 S Wacker Drive Suite 2300 Chicago, IL 60606	312-360-7300	Market Maker
Lampost Capital LC	NA	NA	NA	1/19/2021	NA	NA	Member TPH	1900 Glades Road Suite 205 Boca Raton, FL 33431	561-883-0454	Wholesale Execution
Latour Trading LLC	9/13/2024	9/13/2024	9/13/2024	9/13/2024	NA	NA	Member TPH	148 Lafayette 11th Floor New York, NY 10013	917-388-8000	Proprietary Trading

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	CBOE Effective Date	C2 Effective Date	Type of User	Address	Phone Number	Primary Activities
Latour Trading LLC	8/17/2009	10/1/2010	5/26/2010	5/27/2010	NA	NA	Member TPH	377 Broadway 10th Floor New York, NY 10013	917-388-8000	Proprietary Trading
Leerink Partners LLC	8/18/2008	10/5/2010	5/26/2010	5/27/2010	NA	NA	Member TPH	1 Federal Street 37th Floor Boston, MA 02110	617-918-4900	Agency
Lightspeed Financial Services Group LLC	8/18/2008	10/1/2010	5/26/2010	5/27/2010	NA	NA	Member TPH	1001 Avenue of the Americas 16th Floor New York, NY 10018	212-824-5000	Transact Business with the Public
Lime Trading Corp.	8/18/2020	8/18/2020	8/18/2020	8/18/2020	NA	NA	Member TPH	1 Penn Plaza, 16th Floor New York, NY 10119	310-947-9044	Public Customer Business
Lime Trading Corp.	4/15/2024	4/15/2024	4/15/2024	4/15/2024	NA	NA	Sponsored Participant	1 Penn Plaza, 16th Floor New York, NY 10119	310-947-9044	Public Customer Business
Macquarie Capital (USA) Inc.	12/1/2009	NA	5/26/2010	5/27/2010	NA	NA	Member TPH	125 W 55th Street Level 22 New York, NY 10019	212-231-1000	Agency
Marathon Trading Group LLC	2/13/2015	NA	NA	NA	1/30/2013	NA	Member TPH	100 Matsonford Road Building 2, Suite 107 Wayne, PA 19087	610-254-4890	Market Maker, Proprietary Trading
Marex Capital Markets Inc.	NA	NA	NA	NA	3/1/2019	6/7/2019	Member TPH	140 E. 45th Street 10th Floor New York, NY 10017	212-618-2800	Clearing, Public Customer Business
Matrix Executions, LLC	8/18/2008	11/15/2010	NA	11/12/2015	2/1/2008	10/26/2010	Member TPH	601 S LaSalle Street Suite 300 Chicago, IL 60605	312-334-8000	Transact Business with the Public, Brokerage
Maven Global Markets Trading LLP	NA	NA	NA	NA	7/18/2022	NA	Member TPH	353 N. Clark St., Suite 1750 Chicago, IL 60654	44 777 615 1645	Market Maker
MBX Clearing LLC	NA	NA	NA	NA	8/15/2022	NA	Member TPH	38955 Hills Tech Drive Farmington Hills, MI 48331	248-987-7427	Proprietary Trading
MD Vanilla B.V. dba Maverick Derivatives	NA	NA	NA	NA	9/1/2022	NA	Member TPH	Strawinskylann 377 Amsterdam, 1077XX Netherlands	31 20 238 4192	Proprietary Trading
Merrill Lynch, Pierce, Fenner & Smith Incorporated	8/18/2008	10/4/2010	NA	NA	4/25/1973	NA	Member TPH	One Bryant Park New York, NY 10036	800-637-7455	Clearing, Transact Business with the Public, Brokerage, Market Maker, Proprietary Trading
Mirae Asset Securities (USA) Inc.	10/12/2022	NA	NA	9/11/2024	NA	NA	Member TPH	810 7th Avenue New York, NY 10019	646-968-2035	Market Maker, Public Customer Business, Clearing Services, Proprietary Trading
Mizuho Securities USA, LLC	6/1/2010	1/3/2011	NA	NA	NA	NA	Member TPH	320 Park Avenue 12th Floor New York, NY 10022	212-209-9300	Agency
Morgan Stanley & Co. LLC	10/23/2008	9/1/2010	5/14/2010	5/14/2010	8/20/1980	9/24/2010	Member TPH	1585 Broadway New York, NY 10036	212-761-4000	Clearing, Market Maker, Proprietary Trading, Transact Business with the Public, Brokerage
Nasdaq Execution Services, LLC	8/19/2008	9/1/2010	5/26/2010	5/27/2010	NA	NA	Member TPH	One Liberty Plaza 165 Broadway New York, NY 10006	212-231-5100	Limited Routing Facility of Nasdaq affiliated Exchanges
National Bank of Canada Financial Inc.	2/18/2022	2/18/2022	NA	NA	NA	NA	Member TPH	The Park Tower 65 E. 55th Street, 8th Floor New York, NY 10022	212-546-7663	Proprietary Trading
National Financial Services LLC	10/23/2008	10/4/2010	5/26/2010	5/27/2010	10/8/1987	4/16/2012	Member TPH	200 Seaport Boulevard Boston, MA 02210	617-563-7000	Clearing, Floor Broker, Transact Business with the Public
Needham & Company, LLC	10/23/2008	10/1/2010	NA	NA	NA	NA	Member TPH	445 Park Avenue New York, NY 10022	212-371-8300	Market Maker
Nomura Securities International, Inc.	10/23/2008	10/1/2010	5/26/2010	5/27/2010	9/1/2009	11/16/2010	Member TPH	Worldwide Plaza 309 W 49th Street New York, NY 10019	212-667-9000	Clearing, Transact Business with the Public, Proprietary Trading
Old Mission Capital, LLC	4/16/2012	4/16/2012	4/25/2012	4/25/2012	9/27/2017	NA	Member TPH	314 W Superior Suite 200 Chicago, IL 60654	312-260-3031	Market Maker
Old Mission Markets LLC	NA	NA	12/13/2019	NA	4/25/2023	NA	Member TPH	1 N Dearborn Street 8th Floor Chicago, IL 60602	312-260-3044	Electronic Execution, Transact Business with the Public
Oppenheimer & Co. Inc.	NA	NA	NA	NA	5/17/1973	NA	Member TPH	85 Broad Street 22nd, 24th Floors New York, NY 10004	212-668-8000	Clearing, Transact Business with the Public
Optiver US, LLC	6/15/2009	1/9/2025	1/9/2025	5/30/2018	6/1/2005	9/24/2010	Member TPH	130 E Randolph Street 14th Floor Chicago, IL 60601	312-821-9500	Market Maker
Orbit Securities LP	12/12/2024	12/12/2024	12/12/2024	12/12/2024	NA	NA	Sponsored Participant	3909 Pappys Way Austin, TX 78730	312-485-1824	Proprietary Trading
Oscar Gruss & Son Incorporated	8/7/2017	NA	NA	NA	NA	NA	Member TPH	430 Park Avenue 6th Floor New York, NY 10022	212-419-4000	Agency
ParX Trading LLC	10/1/2024	NA	NA	NA	NA	NA	Member TPH	675 W. 59th Street Suite 1010 New York, NY 10019	646-808-0390	Proprietary Trading Market Maker
PEAK6 Capital Management LLC	8/1/2014	NA	NA	2/1/2016	12/2/1997	NA	Member TPH	141 W Jackson Boulevard Suite 500 Chicago, IL 60604	312-444-8000	Proprietary Trading
Pershing LLC	8/18/2008	9/15/2010	5/26/2010	5/27/2010	2/21/1973	9/28/2010	Member TPH	One Pershing Plaza Jersey City, NJ 07399	201-413-2000	Clearing, Transact Business with the Public
Phillip Capital Inc.	NA	NA	NA	11/27/2017	NA	NA	Member TPH	141 W Jackson Boulevard Suite 3050 Chicago, IL 60604	312-356-9001	Clearing Services
Pictet Overseas Inc.	6/1/2015	6/1/2015	5/26/2010	5/27/2010	NA	NA	Member TPH	1000 de la Gauchetiere West Suite 3100 Montreal, Quebec H3B 4W5	514-288-8161	Agency
Piper Sandler & Co.	10/15/2008	11/15/2012	5/14/2010	5/14/2010	NA	NA	Member TPH	800 Nicollet Mall Minneapolis, MN 55402	612-303-6000	Market Maker
Point72 Asset Management LP	8/22/2024	8/22/2024	8/22/2024	8/22/2024	NA	NA	Sponsored Participant	72 Cummings Point Rd Stamford, CT 06902	646-569-8211	Proprietary Trading
Prime Capital Markets LLC	NA	NA	NA	NA	4/15/2021	NA	Member TPH	111 W Jackson Boulevard Suite 1310 Chicago, IL 60604	312-986-7430	Proprietary Trading
Puma Capital, LLC	NA	NA	6/15/2016	6/15/2016	NA	NA	Member TPH	287 Bowman Avenue 3rd Floor Purchase, NY 10577	212-269-4100	Market Maker, Proprietary Trading
Pundion LLC	2/27/2017	2/27/2017	2/27/2017	2/27/2017	NA	NA	Member TPH	230 Park Avenue 10th Floor New York, NY 10169	718-618-4929	Proprietary Trading
Pundion LLC	10/15/2018	10/15/2018	10/15/2018	10/15/2018	NA	NA	Sponsored Participant	230 Park Avenue 10th Floor New York, NY 10169	718-618-4929	Proprietary Trading
QTrade Capital Partners LLC	7/12/2022	7/12/2022	7/12/2022	7/12/2022	NA	NA	Sponsored Participant	240 North Avenue West, Suite 301 Westfield, NJ 07090	908-232-5692	Proprietary Trading
Quantbot Technologies LP	3/27/2018	3/27/2018	3/27/2018	3/27/2018	NA	NA	Sponsored Participant	369 Lexington Avenue New York, NY 10017	212-622-6510	Proprietary Trading

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	CBOE Effective Date	C2 Effective Date	Type of User	Address	Phone Number	Primary Activities
Quantlab Brokerage, LLC	12/9/2019	12/9/2019	12/9/2019	12/9/2019	NA	NA	Member TPH	3 Greenway Plaza Suite 200 Houston, TX 77046	713-333-3704	Public Customer Business
Qube Research & Technologies Limited	7/8/2022	7/8/2022	12/13/2022	12/13/2022	NA	NA	Sponsored Participant	21 Palmer Street 7th Floor London SW1H 0AD	44-20-7072-2960	
Radix Trading LLC	11/5/2018	11/5/2018	11/5/2018	11/5/2018	NA	NA	Sponsored Participant	353 N Clark Street Suite 3200 Chicago, IL 60654	773-377-8080	Research Firm
RBC Capital Markets, LLC	9/18/2008	10/14/2010	5/14/2010	5/14/2010	11/24/1993	10/19/2010	Member TPH	3 World Financial Center 200 Vesey Street New York, NY 10281	212-858-7000	Clearing, Proprietary Trading, Transact Business with the Public
RBC Capital Markets, LLC	5/10/2024	5/10/2024	5/10/2024	5/10/2024	NA	NA	Sponsored Participant	3 World Financial Center 200 Vesey Street New York, NY 10281	212-858-7000	Clearing, Proprietary Trading, Transact Business with the Public
RBC CMA LLC	4/30/2024	4/30/2024	4/30/2024	4/30/2024	NA	NA	Sponsored Participant	200 Vesey Street New York, NY 10281	212-618-2506	
Redburn (USA) LLC	NA	NA	8/8/2024	NA	NA	NA	Member TPH	461 Fifth Avenue 15th Floor New York, NY 10017	212-803-7303	Introducing Broker
Rosenblatt Securities Inc.	8/18/2008	NA	NA	NA	NA	NA	Member TPH	40 Wall Street 59th Floor New York, NY 10005	212-607-3100	Agency
Roth Capital Partners, LLC	8/18/2008	NA	NA	NA	NA	NA	Member TPH	888 San Clemente Suite 400 Newport Beach, CA 92660	949-720-5700	Market Maker
RQD* Clearing, LLC	6/15/2011	NA	NA	10/1/2015	4/12/2005	9/24/2010	Member TPH	111 W Jackson Boulevard 20th Floor Chicago, IL 60604	312-692-5000	Clearing, Brokerage
Safra Securities LLC	NA	NA	5/26/2010	5/27/2010	NA	NA	Member TPH	546 5th Avenue New York, NY 10036	212-704-5500	Market Maker
SageTrader, LLC	3/1/2016	6/5/2017	6/5/2017	6/1/2016	NA	NA	Member TPH	340 Pine Street Suite 501 San Francisco, CA 94104	415-293-3894	Public Customer Business
Scientech Master Fund, Ltd.	4/21/2021	4/21/2021	4/21/2021	4/21/2021	NA	NA	Sponsored Participant	101 Hudson Street Suite 2177 Jersey City, NJ 07302	201-253-5141	Proprietary Trading
Scotia Capital (USA) Inc.	3/2/2009	9/15/2010	5/26/2010	5/27/2010	NA	NA	Member TPH	250 Vesey Street New York, NY 10281	212-225-6500	Institutional Trading
Sea Otter Securities Group LLC	10/9/2018	10/9/2018	NA	10/9/2018	NA	NA	Sponsored Participant	107 Grand Street 7th Floor New York, NY 10013	646-762-9972	Proprietary Trading
SG Americas Securities, LLC	9/17/2008	11/15/2011	5/14/2010	5/14/2010	4/23/2004	1/2/2015	Member TPH	245 Park Avenue New York, NY 10167	212-278-6000	Clearing, Proprietary Trading, Transact Business with the Public, Brokerage
Simplex Trading, LLC	3/16/2015	NA	NA	4/13/2017	8/12/2010	3/1/2017	Member TPH	230 S LaSalle Street Suite 4-100 Chicago, IL 60604	312-360-2440	Market Maker, Proprietary Trading
Simplex Trading, LLC	9/26/2022	7/12/2022	9/26/2022	9/26/2022	NA	NA	Sponsored Participant	230 S LaSalle Street Suite 4-100 Chicago, IL 60604	312-360-2440	Market Maker, Proprietary Trading
SMBC Nikko Securities America, Inc.	8/7/2017	8/7/2017	8/7/2017	8/7/2017	NA	NA	Member TPH	277 Park Avenue 5th Floor New York, NY 10172	212-224-5039	Institutional Trading
SogoTrade, Inc.	NA	NA	NA	6/19/2017	NA	NA	Member TPH	11 Broadway Suite 514 New York, NY 10004	646-885-6486	Public Customer Business
SpeedRoute, LLC	9/13/2024	NA	NA	9/13/2024	NA	NA	Member TPH	30 Montgomery Street Suite 330 Jersey City, NJ 07302	347-809-2310	Proprietary Trading
SpeedTrader Inc.	NA	NA	5/26/2010	5/27/2010	NA	NA	Member TPH	1717 Route 6 Suite 102 Carmel, NY 10512	800-874-3039	Agency
SpiderRock EXS LLC	NA	NA	NA	NA	3/12/2024	NA	Member TPH	300 S. Riverside Plaza Suite 2350 Chicago, IL 60606	312-256-9618	Electronic Execution, Transact Business with the Public
Squarepoint Ops LLC	1/23/2023	1/23/2023	1/23/2023	1/23/2023	NA	NA	Sponsored Participant	250 W 55th Street 32nd Floor New York, NY 10019	646-868-1508	Proprietary Trading
Squarepoint Ops LLC	9/4/2024	9/4/2024	9/4/2024	9/4/2024	NA	NA	Sponsored Participant	250 W 55th Street 32nd Floor New York, NY 10019	646-868-1508	Proprietary Trading
SRT Securities LLC	NA	5/18/2020	NA	NA	10/27/1995	NA	Member TPH	666 5th Avenue 14th Floor New York, NY 10103	212-841-4567	Floor Broker, Transact Business with the Public, Brokerage
Stifel, Nicolaus & Company, Incorporated	8/18/2008	NA	6/2/2010	6/2/2010	NA	NA	Member TPH	501 N Broadway St. Louis, MO 63102	314-342-2000	Agency
Summit Securities Group LLC	7/16/2012	7/16/2012	8/20/2012	8/20/2012	6/6/2012	3/22/2019	Member TPH	55 Broadway Suite 2102 New York, NY 10006	646-738-4066	Market Maker, Proprietary Trading
Sumo Capital, LLC	2/6/2025	NA	NA	NA	3/3/2008	NA	Member TPH	440 S LaSalle Street Suite 2101 Chicago, IL 60605	312-324-0326	Market Maker, Proprietary Trading
Sunrise Futures LLC	11/17/2023	NA	NA	NA	NA	NA	Sponsored Participant	30 S. Wacker Dr Suite 1706 Chicago, IL 60606	773-457-8067	Proprietary Trading
Susquehanna Financial Group, LLLP	9/3/2008	10/5/2010	5/26/2010	5/27/2010	NA	NA	Member TPH	401 City Avenue Suite 220 Bala Cynwyd, PA 19004	800-825-9550	Agency, Institutional Trading
Susquehanna Investment Group	NA	NA	NA	NA	5/1/1987	NA	Member TPH	401 City Avenue Suite 220 Bala Cynwyd, PA 19004	610-617-2600	Market Maker
Susquehanna Securities, LLC	10/15/2014	10/15/2014	10/15/2014	10/15/2014	4/4/1994	9/24/2010	Member TPH	401 City Avenue Suite 220 Bala Cynwyd, PA 19004	610-617-2600	Market Maker, Proprietary Trading
TD Securities (USA) LLC	11/22/2024	11/22/2024	11/22/2024	11/22/2024	NA	NA	Member TPH	One Vanderbilt Avenue New York, NY 10017	646-562-1074	Public Customer, Clearing Services, Firm Proprietary
Telsey Advisory Group, LLC	1/24/2011	8/15/2014	NA	NA	NA	NA	Member TPH	555 5th Avenue 7th Floor New York, NY 10017	212-973-9700	Public Customer Business
Tewksbury Investment Fund, Ltd.	10/23/2008	11/15/2010	NA	NA	NA	NA	Sponsored Participant	Washington Mall I 20th Church Street, 4th Floor Hamilton, HM 11 Bermuda	212-310-7076	Proprietary Trading
TJM Investments, LLC	NA	NA	NA	NA	3/11/2013	NA	Member TPH	318 W Adams Street 9th Floor Chicago, IL 60606	312-432-5100	Floor Broker, Transact Business with the Public
Tower Principal Markets LLC	9/7/2023	9/7/2023	9/7/2023	9/7/2023	4/10/2024	NA	Member TPH	111 Coleman Blvd, Suite 404 Mount Pleasant, SC 29464	843-606-0603	Proprietary Trading, Market Maker
Tradebot Systems, Inc.	8/18/2008	9/1/2010	5/26/2010	5/27/2010	NA	NA	Member TPH	1251 NW Briarcliff Parkway Suite 700 Kansas City, MO 64116	816-285-6400	Proprietary Trading
TradePro Securities Inc.	2/19/2020	2/19/2020	2/19/2020	2/19/2020	NA	NA	Member TPH	2307 Douglas Road, Suite 301 Miami, FL 33145	631-804-0396	Public Customer Business

Company Name	BZX Approval Date	BYX Approval Date	EDGA Approval Date	EDGX Approval Date	CBOE Effective Date	C2 Effective Date	Type of User	Address	Phone Number	Primary Activities
TradeStation Securities, Inc.	8/18/2008	9/1/2010	5/25/2010	5/25/2010	NA	NA	Member TPH	8050 SW 10th Street Suite 2000 Plantation, FL 33324	954-652-7900	Market Maker
TradeUp Securities Inc.	NA	NA	NA	2/6/2023	NA	NA	Member TPH	101 Eisenhower Parkway Roseland, NJ 07068	973-228-9871	Trading and execution for clients
TradeZero America Inc.	NA	NA	NA	9/14/2021	8/1/2024	NA	Member TPH	67 35th Street, Suite #B450 Brooklyn, NY 11232	718-7409-4925	Electronic Execution; Public Customer Business
TRC Helepolis, Ltd.	12/11/2009	NA	NA	NA	NA	NA	Sponsored Participant	377 Broadway 11th Floor New York, NY 10013	646-472-1792	Proprietary Trading
TRC Markets LLC	4/13/2017	4/13/2017	4/13/2017	4/13/2017	11/16/2022	NA	Member TPH	710 Johnnie Dodds Boulevard Suite 300 Mt. Pleasant, SC 29464	917-388-8644	Agency; Electronic Execution, Transact Business with the Public
Two Sigma Investments, LLC	9/1/2009	NA	NA	NA	NA	NA	Sponsored Participant	100 Avenue of the Americas 4th Floor New York, NY 10013	212-775-6678	Proprietary Trading
Two Sigma Partners Master Fund, Ltd.	3/2/2009	NA	NA	NA	NA	NA	Sponsored Participant	100 Avenue of the Americas 4th Floor New York, NY 10013	212-775-6678	Proprietary Trading
Two Sigma Securities, LLC	7/1/2009	NA	NA	NA	NA	NA	Sponsored Participant	100 Avenue of the Americas 4th Floor New York, NY 10013	646-292-6643	Proprietary Trading
Two Sigma Securities, LLC	10/1/2009	10/5/2010	5/27/2010	5/27/2010	9/15/2017	7/18/2018	Member TPH	100 Avenue of the Americas 19th Floor New York, NY 10013	212-625-5700	Market Maker, Broker
UBS Financial Services Inc.	NA	NA	NA	NA	12/11/1972	NA	Member TPH	1200 Harbor Boulevard Weehawken, NJ 07086	201-352-3000	Clearing, Transact Business with the Public
UBS Securities LLC	10/15/2008	10/1/2010	4/12/2010	4/12/2010	10/1/1998	10/8/2010	Member TPH	1285 Avenue of the Americas New York, NY 10019	203-719-3000	Clearing, Proprietary Trading, Transact Business with the Public
Ultraviolet Securities LLC	6/17/2019	6/17/2019	6/17/2019	6/17/2019	NA	NA	Sponsored Participant	151 Bodman Place Suite 301 Red Bank, NJ 07701	732-450-7462	Proprietary Trading
Ultraviolet Securities LLC	10/24/2019	10/24/2019	10/24/2019	10/24/2019	NA	NA	Sponsored Participant	151 Bodman Place Suite 301 Red Bank, NJ 07701	732-450-7462	Proprietary Trading
Vanaheim Securities, LLC	NA	NA	NA	NA	6/1/2022	NA	Member TPH	425 S Financial Place Suite 3200 Chicago, IL 60605	312-379-0202	Market Maker
Velocity Capital, LLC	NA	NA	NA	NA	11/5/2021	NA	Member TPH	100 Wall Street Suite 502 New York, NY 10005	646-568-2855	Clearing, Proprietary Trading
Velocity Clearing, LLC	10/3/2011	12/27/2011	5/17/2011	5/17/2011	10/3/2022	NA	Member TPH	1301 Route 36, Suite 109 Hazlet, NJ 07730	929-489-8845	Clearing, Electronic Execution, Proprietary Trading, Transact Business with the Public
Velocity Clearing, LLC	8/13/2024	8/13/2024	8/13/2024	8/13/2024	NA	NA	Sponsored Participant	1301 Route 36, Suite 109 Hazlet, NJ 07730	929-489-8845	
Velox Clearing LLC	9/5/2019	9/5/2019	9/5/2019	9/5/2019	NA	NA	Member TPH	2400 E. Katella Ave Suite 725 Anaheim, CA 92806	949-352-4694	Clearing Services
Verition Fund Management LLC	10/21/2019	10/21/2019	10/21/2019	10/21/2019	NA	NA	Sponsored Participant	1 American Lane Greenwich, CT 06831	203-742-7711	Proprietary Trading
ViewTrade Securities, Inc.	8/18/2008	11/15/2010	6/10/2010	6/10/2010	NA	NA	Member TPH	7280 W Palmetto Park Road Suite 310 Boca Raton, FL 33433	561-620-0306	Agency
Virtu Americas LLC	9/15/2009	10/14/2010	1/3/2011	1/3/2011	9/18/2009	3/17/2011	Member TPH	300 Vesey Street New York, NY 10282	646-682--6000	Clearing, Proprietary Trading, Transact Business with the Public, Brokerage
Vision Financial Markets LLC	4/1/2009	11/15/2010	7/13/2012	7/13/2012	12/11/2006	NA	Member TPH	120 Long Ridge Road 3 North Stamford, CT 06902	203-388-2700	Clearing, Transact Business with the Public
Walleye Trading LLC	12/1/2008	11/12/2010	NA	4/17/2018	6/1/2006	7/12/2021	Member TPH	2800 Niagara Lane North Plymouth, MN 55447	952-345-6623	Proprietary Trading, Market Maker
Webull Financial LLC	NA	NA	NA	3/1/2021	NA	NA	Member TPH	44 Wall Street, Suite 501 New York, NY 10005	917-725-2408	Public Customer Business
Wedbush Securities Inc.	8/18/2008	9/1/2010	5/27/2010	5/27/2010	2/23/2012	3/8/2012	Member TPH	1000 Wilshire Boulevard Suite 900 Los Angeles, CA 90017	213-688-8090	Clearing
Wells Fargo Clearing Services, LLC	7/1/2016	NA	NA	NA	11/14/2016	NA	Member TPH	One N Jefferson Avenue Mail Code: H0004-050 St. Louis, MO 63103	314-875-3000	Clearing, Transact Business with the Public
Wells Fargo Securities, LLC	8/18/2008	10/11/2010	6/9/2010	6/9/2010	4/1/2014	4/1/2014	Member TPH	550 S Tryon Street, 6th Floor D1086-060 Charlotte, NC 28202	704-410-1913	Clearing, Proprietary Trading